[PGT, INC. LETTERHEAD]

September 13, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Thomas D’Orazio

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4631

Re:	PGT, Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed March 1, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2013

File No. 000-52059

Dear Mr. D’Orazio:

We submit this letter to respond to your letter to Mr. Jeffrey T. Jackson, dated August 30, 2013, with respect to the above-referenced filings of PGT, Inc. (the “Company”).

For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of July 29, 2013.

Mr. Thomas D’Orazio

September 13, 2013

Proxy Statement filed April 1, 2013

Executive Compensation – Compensation Discussion and Analysis, page 22

Annual Cash Incentive Plan, page 25

1. Q. We note your response to comment seven of our letter dated July 29, 2013. Please note that Item 402 (b)(2)(vi) of Regulations S-K indicates that any particular exercise of discretion, and whether it was applied to one of more specified NEO’s or to all compensation subject to the relevant performance goals, should be disclosed. Your sample of what the requested disclosure would have looked like in response to your prior comment in 2012 does not identify the particular exercises of discretion for each NEO, but presents information only with respect to the officers whose cash bonus targets were 40% of salary, and assumes that there was a discretionary payout out of 25% in each case. Please revise to more clearly explain what percentage of the cash bonus award was based on discretionary factors for each officer.

A: In response to this question, the Company will provide enhanced disclosure in future filings similar to that which is set forth below, which is based on the results of the year ended December 29, 2012.

The performance goals for the 2012 annual incentive plan represented 75 percent of the total target payout, with a discretionary portion making up the remaining 25 percent. The performance goals for 2012 were based on Net Sales, EBITDA (calculated in accordance with our credit agreement covenants) and Return On Operating Investment. Actual performance results were $174.5 million, $26.1 million and 23.9 percent, for Net Sales, EBITDA (calculated in accordance with our credit agreement covenants) and Return On Operating Investment, respectively.

The table below provides a summary of the Company’s performance results compared to the minimum, target and maximum performance measures.

Table 1

Performance Measure	Percentage	Minimum Performance Measure	Target Performance Measure	Maximum Performance Measure	Actual Performance Results	Performance Rating
		50%	100%	200%
Net Sales	20%	$163.9 Million	$171.6 Million	$189.0 Million	$174.5 Million	117%
EBITDA	35%	$17.8 Million	$20.9 Million	$27.9 Million	$26.1 Million	174%
ROOI	20%	10.5%	14.8%	24.8%	23.9%	191%

	75%					163%

The Table below provides a summary of each Named Executive Officer’s bonus payment comprised of performance and discretionary bonus.

Mr. Thomas D’Orazio

September 13, 2013

Table 2

		Company Performance Component			Discretionary Component
	2012 Target Bonus Amount	Rating	Rating Multiplied By 75% of Target Bonus		Discretionary Percentage	Discretionary Bonus Amount	Bonus Amount
Rodney Hershberger	$360,000	163%	$	439,920	25.0%	90,000	$529,920
Jeffrey Jackson	225,000	163%		274,950	25.0%	67,500	342,450
Mario Ferrucci	86,000	163%		105,092	25.0%	21,500	126,592
Deborah LaPinska	78,000	163%		95,316	30.0%	19,500	114,816
Todd Antonelli	45,538	163%		55,648	25.0%	11,385	67,033

2. Q: Please also indicate what the performance portion of the program paid out for each officer. Explain how actual performance above and below the performance goals for each measure impacts the percentage of the cash bonus target that is actually paid to officers. In other words, while we understand that actual performance exceeded the goals for each measure upon which the performance portion of the award was based, what your disclosure would have looked like for 2012 had it included this information.

A: Please see response to the Staff’s Question 1 above.

Long-Term Equity-Based Incentives, page 25

3. Q: We note your response to comment eight of our letter dated July 29, 2013. Please note that Item 402(e)(1)(i) of Regulation S-K calls for disclosure of the material terms of each NEO’s employment agreement or arrangement. Your response states that Mr. Antonelli’s grant of $593,983 in stock options is the result of a negotiated employment agreement. Please include the material terms of each NEO’s employment agreement or arrangement in future filings, including those terms not relating to termination of employment as currently discussed on page 29, and please provide a sample of what your disclosure would have looked like in response to this comment for 2012.

A: The Company respectfully submits that its Form Employment Agreement for executive officers, filed as Exhibit 10.1 to the Company’s Form 8-K dated February 20, 2009, does not provide for the grant of equity, but contractually entitles the executive generally to participate in “benefit plans, programs and policies of the Employer in effect from time to time . . . which may be made available by the Employer to its key management employees.” Additionally, the Company will provide enhanced disclosure in future Proxy Statements similar to the following:

Mr. Thomas D’Orazio

September 13, 2013

Employment Agreements

Effective on February 20, 2009, the Named Executive Officers (other than Mr. Burns, and Mr. Antonelli, who executed their employment agreements on January 11, 2010 and May 15, 2012, respectively) individually, entered into employment agreements with the Company that superseded and replaced prior employment agreements, if any, entered into by each Named Executive and the Company.

Each employment agreement provides specific information regarding the duties and compensation of the Named Executive Officer, as well as the executive’s right to participate in “benefit plans, programs and policies of the Employer in effect from time to time . . . which may be made available by the Employer to its key management employees.” The employment agreements also specifically set forth the benefits to which each such Named Executive Officer is entitled in connection with his or her termination of employment. Pursuant to his or her employment agreement, each Named Executive Officer agrees that during the executive’s employment with the Company and at all times thereafter, he or she may not disclose any confidential information of the Company and that all inventions of the executive shall belong exclusively to the Company. In addition, each employment agreement provides that during the executive’s employment with the Company and for two years thereafter, unless the employment agreement is terminated by the Company without “cause” or by such executive for “good reason”, in which case the period will be the duration of the executive’s employment with the Company and for one year thereafter, the executive may not directly or indirectly compete with the Company or solicit employees of the Company.

Pursuant to the employment agreements, in the event that (a) the executive’s employment is terminated by the Company without “cause” (as defined in the employment agreement) or (b) the executive terminates his or her employment for “good reason” (as defined in the employment agreement), the executive is entitled to (1) continuation of his/her base salary for twelve months after the date of termination (except in the case of Messrs. Hershberger and Jackson, for whom the period is 24 months and 18 months, respectively), (2) payment by the Company of applicable premiums for medical benefits for twelve months following the date of termination (except in the case of Messrs. Hershberger and Jackson for whom the period is 18 months); and (3) payment in a lump sum of an amount of cash equal to 100% of the executive’s target incentive amount (except for Messrs. Hershberger and Jackson from whom such percentage is 200% and 150%, respectively) payable under the Company’s annual incentive plan for the award period ending in which the termination of employment occurred.

Should the executive terminate his/her employment other than for “good reason”, the Company will continue to pay such executive’s salary for the shorter of thirty days or the notice period provided by the executive with respect to his/her termination. Further, under each employment agreement, in the event that the executive’s employment is terminated by his or her death or disability (as defined in the employment agreement), the Company will pay to the executive (or, in the case of death, to his or her designated beneficiary) his or her base salary for a period of twelve months.

Mr. Thomas D’Orazio

September 13, 2013

The following table summarizes the value of the termination payments and benefits that each of our Named Executive Officers would receive under the circumstances shown had such circumstances occurred on the last business day of our fiscal year 2012. The amounts shown in the table exclude distributions under our 401(k) retirement plan and any additional benefits that are generally available to all of our salaried employees.

Summary of termination payments and benefits

	MR. HERSHBERGER	MR. JACKSON	MR. ANTONELLI	MR. FERRUCCI	MRS. LAPINSKA
Reason for termination:

By corporation without Cause or by the executive For “good reason” Cash severance(1)	$1,440,000	$787,500	$259,000	$301,000	$273,000

Total estimated value of Payments	$1,440,000	$787,500	$259,000	$301,000	$273,000

Death or disability(2)
Cash severance(3)	$360,000	$300,000	$185,000	$215,000	$195,000

Total estimated value of Payments	$360,000	$300,000	$185,000	$215,000	$195,000

(1)	includes the dollar value of continuation of Mr. Hershberger’s current base salary for a period of twenty four months and 200% of his target incentive amount. Includes the dollar value of continuation of Mr. Jackson’s current base salary for a period of eighteen months and 150% of his target incentive amount. For Mr. Antonelli, Mr. Ferrucci, and Mrs. Lapinska, includes the dollar value of continuation of their current base salary for a period of twelve months and 100% of their target incentive amount.
(2)	does not include the dollar value of potential short-term and/or long-term disability payments.
(3)	includes the dollar value of continuation of the executive’s then-current base salary for a period of twelve months.

We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate your efforts, commentary, and comments that will only further assist us in our commitment to providing full and fair disclosure. We welcome any additional questions that you might have. In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (941) 480-2700. Facsimile transmissions may be made to the undersigned at (941) 480-2767.

Mr. Thomas D’Orazio

September 13, 2013

Very truly yours, /s/ Mario Ferrucci III Mario Ferrucci III Vice President and General Counsel